Oxiana
LIMITED

RECEIVED

2007 MAY -9 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023324

2 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 April 2007 – 30 April 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

pp **Nathan Johnson**
Assistant Company Secretary

Enc

Oxiana
LIMITED

RECEIVED

2007 MAY -9 A 10:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 April 2007

The Manager
ASX Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

SHARE REGISTRY REPORTS - ASX LISTING RULE 3.4.1

In accordance with ASX Listing Rule 3.4.1 please find attached the following reports:

- a distribution schedule summarising the number of shareholders and the number of shares held in the form set out in Listing Rule 4.10.7; and
- the names of, and percentages held by, the 20 largest shareholders as set out in Listing Rule 4.10.9.

Yours faithfully,

David J. Forsyth
Company Secretary

OXIANA LIMITED | Respect – Action – Performance – Openness | WWW.OXIANA.COM.AU

Level 9, 31 Queen Street
Melbourne, Victoria 3000

T: +61 3 8623 2200
F: +61 3 8623 2222

E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

OXIANA LIMITED

INVESTOR RANGES
MONDAY 30 APRIL 2007

Ranges	Investors	Securities	% Issued Capital
Security Group: ORD ORD FP SHARES			
Holding Type : Issuer			
1 to 1000	990	570,716	.04
1001 to 5000	2,512	6,916,314	.45
5001 to 10000	1,066	7,851,985	.51
10001 to 100000	1,381	36,884,076	2.41
100001 and Over	158	109,682,226	7.16
Total	**6,107**	**161,905,317**	**10.56**
Holding Type : CHESS			
1 to 1000	6,378	3,856,072	.25
1001 to 5000	17,037	47,453,420	3.10
5001 to 10000	7,937	60,999,100	3.98
10001 to 100000	8,854	235,195,586	15.34
100001 and Over	852	1,023,429,391	66.77
Total	**41,058**	**1,370,933,569**	**89.44**
Totals for Security Group ORD			
1 to 1000	**7,368**	**4,426,788**	**.29**
1001 to 5000	**19,549**	**54,369,734**	**3.55**
5001 to 10000	**9,003**	**68,851,085**	**4.49**
10001 to 100000	**10,235**	**272,079,662**	**17.75**
100001 and Over	**1,010**	**1,133,111,617**	**73.92**
Total	**47,165**	**1,532,838,886**	**100.00**

The number of security investors holding less than a marketable parcel of 166 securities ($3.020 on 27/04/2007) is 724 and they hold 43217 securities.

end of report

OXIANA LIMITED

TOP 20 INVESTORS REPORT
MONDAY 30 APRIL 2007

Rank		Investor	Current Balance	% Issued Capital
Sec. Group: ORD - ORD FP SHARES				
1		NATIONAL NOMINEES LIMITED	155,331,232	10.13%
2		HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	143,664,252	9.37%
3		J P MORGAN NOMINEES AUSTRALIA LIMITED	86,576,162	5.65%
4		ANZ NOMINEES LIMITED <CASH INCOME A/C>	76,645,425	5.00%
5		CITICORP NOMINEES PTY LIMITED	71,743,339	4.68%
6		ROMADAK PTY LTD <ROMADAK SUPER FUND A/C>	27,966,651	1.82%
7	**INVESTOR GROUP**	**YARRAANDOO P/L (SUPER FUND)**	**26,165,518**	1.71%
8		MR ROBERT ANTHONY HEALY	21,150,000	1.38%
9		MR ROBERT ANTHONY HEALY + MRS HELEN MAREE HEALY	20,000,000	1.30%
10		HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	18,745,472	1.22%
11		MR OWEN LEIGH HEGARTY	12,500,000	.82%
12		AMP LIFE LIMITED	10,753,440	.70%
13	**INVESTOR GROUP**	**SHIMMERING BRONZE PTY LTD**	**10,487,728**	.68%
14		QUEENSLAND INVESTMENT CORPORATION	10,251,070	.67%

OXIANA LIMITED

TOP 20 INVESTORS REPORT
MONDAY 30 APRIL 2007

Rank	Investor	Current Balance		% Issued Capital
15	ANZ NOMINEES LIMITED <INCOME REINVEST PLAN A/C>	8,246,587		.54%
16	ELISE NOMINEES PTY LIMITED	8,006,066		.52%
17	MR ZACCARIA ROSSI + MRS THELMA ROSSI	7,305,000		.48%
18	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	6,978,087		.46%
19	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	6,793,885		.44%
20	MR GEOFFREY JAMES HARRIS	6,275,546		.41%
			Investors	
	TOTAL FOR TOP 20:	**735,585,460**	**25**	**47.99%**

		Investors	
TOTAL IN THIS REPORT:	**735,585,460**	**25**	**47.99%**
TOTAL OTHER INVESTORS:	**797,253,426**	**47,145**	**52.01%**
GRAND TOTAL:	**1,532,838,886**	**47,170**	**100.00%**

end of report

Oxiana
LIMITED

RECEIVED
2007 MAY -8 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 April 2007

Manager, Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND REINVESTMENT PLAN -PRICING FOR FINAL DIVIDEND

Further to our announcement earlier today under the above subject heading we advise that calculations of shares to be allotted under the DRP will be based on a price of $2.9835.

Our earlier announcement had rounded the price to $2.98.

Yours faithfully,

David J. Forsyth
Company Secretary

OXIANA LIMITED | Respect – Action – Performance – Openness | WWW.OXIANA.COM.AU

Level 9, 31 Queen Street
Melbourne, Victoria 3000

T: +61 3 8623 2200
F: +61 3 8623 2222

E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Oxiana
LIMITED

27 April 2007

Manager, Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND REINVESTMENT PLAN - PRICING FOR FINAL DIVIDEND

Oxiana Limited advises that participants in the Oxiana Dividend Reinvestment Plan (DRP) will be allotted ordinary shares under the DRP at the price of $2.98 each, inclusive of a discount of 2.5%, on the dividend payment date, which is 30 April 2007. The Record Date for entitlements was 17 April 2007.

In accordance with Oxiana's DRP Rules, this price represents the volume weighted average sale price for the fully paid ordinary shares in the capital of Oxiana sold on the Australian Stock Exchange, from 18 April 2007 to 24 April 2007 inclusive, being the 5 trading days following the record date rounded down to the nearest full cent less a discount of 2.5%.

Information relating to the Company's DRP is available on Oxiana's website under Investor Information at www.oxiana.com.au.

Yours faithfully,

David J. Forsyth
Company Secretary

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Oxiana LIMITED

19 April 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

CORRECTION TO QUARTERLY REPORT RELEASED TODAY

Please find below corrected tables 16 and 17 from Oxiana's Quarterly Report released today. An error was made in the headers of the tables.

Owen Hegarty
Managing Director and CEO

Calais Lens 50 Drilling Results
Table 16

Hole	From (m)	Interval (m)	Au (g/t)
CADH00496	130.6	11.4	8.6
CADH00513	366.8	1.4	32.3
CADH00497	150	5.4	7.6
CADH00494	93.5	2.9	11.7
CADH00492	146	4	8.5
CADH00489	93	3.2	10.1
CADH00518	398	3	9.6
CADH00488	87.5	2.3	10.8

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 1.5g/t Au lower cut-off, max 2m internal waste".
*True mineralised widths are approximately 0.6 times down hole interval.

Calais Lens 100 Drilling Results.
Table 17

Hole	From (m)	Interval (m)	Au (g/t)
CADH00527	134	8.3	6.7
CADH00532	93	4	13.8
CADH00526	94	6	8.3
CADH00487	62.3	3.8	12.7
CADH00485	73	7.7	6.1
CADH00520	77.2	6.8	6.2
CADH00513	336.7	4.3	9.7
CADH00491	67	5	7.4
CADH00525	98.4	3.6	8.5
CADH00498	53	4	5.9
CADH00492	62	3	6.6

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 1.5g/t Au lower cut-off, max 2m internal waste".
*True mineralised widths are approximately 0.6 times down hole interval.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

1. HIGHLIGHTS
2. MARKETS
3. SEPON GOLD AND COPPER
4. GOLDEN GROVE
5. PROMINENT HILL
6. AGINCOURT ACQUISTION



OXIANA LIMITED
FIRST QUARTER REPORT 2007
Owen Hegarty, Managing Director – April 19 2007

Oxiana LIMITED

Highlights

Acquisition of Agincourt successful

Group production on track

Prominent Hill project remains on budget and schedule

Exploration success continues at Sepon, Golden Grove and Prominent Hill

2006 full year net profit of $553 million, EBITDA of $810 million



Markets remain strong

Gold

- Regaining strength
- Fundamentals remain


LME Gold Spot Price
US$/oz
750.00
700.00
650.00
600.00
550.00
500.00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07

Zinc

- Zinc stocks low
- Positive demand outlook


LME Zinc Spot Price
USc/lb
2.25
2.00
1.75
1.50
1.25
1.00
0.75
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07

Copper

- Strong demand continued
- Concentrate market tight


LME Copper Spot Price
USc/lb
4.50
4.00
3.50
3.00
2.50
2.00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07

Oxiana

- Rising with commodities
- Successful acquisition


Oxiana Share Price
A$
4.00
3.50
3.00
2.50
2.00
1.50
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07

Sepon – production and costs

Sepon Gold

- March quarter 33,646oz.
- Total cash cost US$359/oz.
- 2007 transition year, forecast around 100,000oz.
- 2007 total cash costs US450-US$500/oz.



60,000
50,000
40,000
30,000
20,000
10,000
0
ounces
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

Sepon Copper

- Unscheduled maintenance.
- 13,827 for quarter.
- Direct cash cost US67c/lb.
- 60,000-63,000t for 2007.
- 2007 Direct cash costs US65-70c/lb.



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
tonnes
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

Thengkham Area – new oxide gold and copper zones


15m @ 5.51% Cu
7.3m @ 7.98% Cu
21.8m @ 1.85% Cu
34m @ 2.8g/t Au
31m @ 2.98g/t Au
24m @ 2.05g/t Au
THENGKHAM NORTH
23.4m @ 3% Cu
THENGKHAM SOUTH
PHAVAT NORTH
PHAVAT
5m @ 2.4% Cu
8.2m @ 5.8% Cu
10.9m @ 7.4% Cu
9.5m @ 6.7% Cu
20m @ 1.35% Cu
HOUAY YENG
KEY
23.4m@ 3% Cu
1,000m
1876000 mN
1875000 mN
1874000 mN
1873000 mN
1872000 mN
594000 mE

Oxiana

Golden Grove - production and costs

March Quarter

Mining and production

- Record underground material movement.
- Predominantly copper quarter.
- 24,514t zinc.
- 7,297t copper.
- 12,751oz gold.
- 511,167oz silver.
- Production for 2007 as forecast.

Costs

- Site operating costs US63c/lb.
- Total cash cost US5c/lb.

Expansion

- Studies into recovering oxide.
- Studies to asses new discoveries.



Tonnes
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
Zinc
Copper

Golden Grove long section drilling highlights



Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
Cambewarra
Xantho
Hougoumont
RHDD085
44.5m @ 4.8% Cu
6.5m @ 5.3% Zn
2.6m @ 12.6% Zn
51.1m @ 1.82% Zn,
6.48% Cu
3.3m@23.5%Zn
8.85m @ 8.8% Zn
RHDD083D4
24m @ 24.9% Zn
4.0m@19.5%Zn
SC098D2
8.2m @ 18.7% Zn
45.7m @ 2.4% Cu
6.5m @ 26.6% Zn
6.0m @ 12.2% Zn
3.4m @ 18.7% Zn
Dacite Intrusion
Oxide Gold
Zinc in GG6
Zinc in Hanging Wall
Oxide Copper
Copper in GG6
Copper in GG4
Massive Pyrite
New drill holes reported in this announcement
Previous drilling
500m

Oxiana

Prominent Hill – full steam ahead

- **Remains on time and budget**
- **Pre-strip to 40 metres**
  - 85,000m^3 mined/day
- **Plant earthworks commenced**
- **Airstrip complete**
- **Accommodation village complete**
- **Engineering design:**
  - Focused on detailed design of process plant crushing, milling and flotation areas.
- **Exploration success continues:**
  - Infill drilling successful

    107.2m @ 2.2% Cu

    71m @ 1.5% Cu
  - Drilling continues to discover mineralisation beneath the resource.



Prominent Hill Resource Expansion Drilling



West
East
10 year pit outline
1200mRL
Cover
800mRL
400mRL
0mRL
20m @ 0.8% Cu
204m @ 0.2% Cu, 0.1 g/t Au
('Western Risbhaematite breccia)
18m @ 2.4 g/t Au
19m @ 1.9 g/t Au
16m @ 1.4% Cu
Untested
Gold
Potential
47m @ 5.4% Cu, 0.3 g
9m @ 9.6 g/t Au
32m @ 1.0 g/t Au
24m @ 1.5 g/t Au
50m @ 0.9% Cu, 0.5 g/t Au
93m @ 1.6% Cu, 0.4 g/t Au
21.9m @ 1.1 g/t Au
46m @ 1.2 g/t Au
53m @ 1.9 g/t Au
53m @ 1.3% Cu, 1.1 g/t Au
26.2m @ 1.4% Cu, 0.7 g/t Au
30m @ 1.4% Cu
Chalcopyrite
66m @ 2.2
Eastern
Gold
Zone
0.6 g
24m @ 2.2% Cu, 0.9 g/t Au
26m @ 3.9 g/t Au
62m @ 1.4% Cu, 0.8 g/tAu
135m @ 1.5% Cu, 1.0 g/tAu
47m @ 1.2 g/t Au
60m @ 1.2 g/t Au
37m @ 3.2% Cu, 1.0 g/t Au
Base of current resource
* 28m @ 2.1% Cu, 0.6 g/t Au
# 17m @ 1.8% Cu, 0.6 g/t Au
LEGEND
New drilling results:
46m @ 1.2 g/t Au
Previous drilling results:
20m @ 0.8% Cu
0 100 200 300 400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

Oxiana

Acquisition of Agincourt Resources Limited

- Friendly take-over of Agincourt announced 29 January.
- Offer unconditional on 22 March 2007.
- Compulsory acquisition 10 April.
- Bid closed 13 April.
- Integration advanced.



Agincourt Assets


MARTABE - INDONESIA
WILUNA
NOVA ENERGY
Uranium 57%
Operation
Project
Exploration
1000 Kilometres
Tropicana East
Victoria

Oxiana

Acquisition of Agincourt Resources Limited


Gold ozs
Silver ozs
Gold cut off = 0.5 g/t
100% of each site
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Dec 2002
Dec 2003
Aug 2004
Dec 2004
Dec 2005
Jun 2006
Pro Forma Post AGC
GOLD
SILVER

Oxiana

Martabe



Tanah Karo
Dairi
Lake Toba
Samosir Island
Tapanuli Utara
Rantau Parapat
Tapanuli Selatan
Tapanuli Tengah
Mandailing Natal
Nias Island
INDIAN OCEAN
MALAYSIA
MEDAN
PARAPAT
TARUTUNG
SIBOLGA
PADANGSIDEMPUAN
NATAL
KOTANOPAN
Contract of Work
Creek
Sumatera Road
Road to Medan
Martabe Project
SIBOLGA
CONTRACT OF WORK

- Oxiana continuing BFS
- Further exploration commenced
- 6Moz gold 60Moz silver
- Pit design completed
- CIL plant proposed
- AGC studies indicate production:
  250,000oz gold/a
  2Moz silver/a for 9 years.

Oxiana

57% Nova Energy Limited


Guinea
Namibia
LAKE WAY & CENTIPEDE
GILBA BORE
AMADEUS BASIN
MEEKA THARRA
LAKE MACKAY
COOBER PEDY
ESPERANCE

Development projects and organic growth profile

Prominent Hill

- Main project – on target
- Prominent Hill Extended – larger, longer operation

Sepon gold expansion

- Primary gold route selected: flotation - pressure ox
- Study for completion in 2007

Sepon copper expansion

- Second autoclave approved
- Incremental expansions/debottlenecking
- Margin improvement to follow

Golden Grove incremental improvements

- Scuddles re-opening
- Open pit studies on oxide copper and gold
- Additions to mine life through exploration

Martabe

- BFS in progress
- Potential development 2008
- Potential production 2009

Nova

- Scoping study complete



Strong start to 2007

Operations on track

Strong development pipeline

Large exploration commitment feeding the pipeline

Strong financial position

Commodities outlook positive



RECEIVED

Oxiana LIMITED

Quarterly Report

for the three months ending 31 March 2007

Highlights

	Mar Qtr 07
Gold produced at Sepon	33,647oz
Gold produced at Golden Grove	12,751oz
Silver produced at Sepon	60,225oz
Silver produced at Golden Grove	511,167oz
Average received gold price	US$651/oz
Copper produced at Sepon	13,827t
Copper produced at Golden Grove	7,297t
Average LME Cash Copper Price	US$2.61/lb
Zinc produced at Golden Grove	24,514t
Average LME Cash Zinc Price	US$1.57/lb

- **Acquisition of Agincourt Resources Limited successful.**
- **Group production on track.**
- **Prominent Hill remains on budget and on schedule for 2008 production.**
- **Exploration success continues at Sepon, Golden Grove and Prominent Hill.**
- **2006 full year net profit of $553 million, EBITDA of $810 million.**

Sepon Copper

- Unscheduled maintenance saw production slightly lower at 13,827t copper.
- Production forecast remains at 60,000t to 63,000t for the year.
- A new mineralised zone was identified at the Pha Bing prospect with results including 15m at 5.51% copper, 7m at 7.98% copper and 8m at 5.22% copper.

Sepon Gold

- Production of 33,647oz of gold.
- Focus of the primary gold study on resource drilling and modelling. Study due for completion late in 2007.
- Potential additional oxide resources identified at the Nalou deposit and at the nearby Songkham prospect.

Golden Grove

- Record underground material movement at Golden Grove.
- Predominantly a copper production quarter.
- High grade zinc and copper mineralisation continued to be discovered beneath the Xantho and Scuddles deposits.

Prominent Hill

- Development of the Prominent Hill copper-gold project remained on schedule and budget.
- Infill drilling of the Resource, below the planned pit, returned excellent results including 107m at 2.2% copper and 0.6g/t gold.
- Drilling also continued to discover mineralisation extending beneath the known Resource, with results including 53m at 1.3% copper and 1.1g/t gold.

Corporate

- Oxiana's bid for Agincourt Resources Limited was successful, with the bid closing on 13 April 2007.
- Oxiana's Annual General Meeting to be held on May 2, 2007 in Melbourne.

Owen L. Hegarty
Managing Director and CEO
19th April 2007



Din Daeng
5 Km
Houay Payee
Houay Bang
Discovery Colluvial
Discovery Main
Luang
Discovery West
Discovery East
Dankoy
Thengkham North
Houay Hai
Nam Pa
Khanong
Phu Xo
Ban Mai
Pha Bing
Nalou
Gold and Copper Plants
Songkham
Pha Vat North
Namkok East
Pha Vat
Thengkham South
Namkok West
Vang Ngang
Pha Vat West
Thengkham SW
Houay Yeng
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Figure 1. Sepon gold and copper operation. Location of pits, resources and prospects.

Sepon

Safety

There were 11 *Total Recordable Injuries*, including 2 Lost Time Injuries in this quarter, resulting in a 12-month rolling LTIFR of 0.61 and a TRIFR of 2.98.

Sepon - Copper

Mining and Production

The stripping ratio in the Khanong Pit increased to 3:1 for the quarter as the pit was deepened. Ore mined was 622,758t.

An unscheduled maintenance shutdown, due to a valve failure in the pressure oxidation circuit, saw production slightly lower at 13,827t.

Copper production in the second quarter is expected to be higher with scheduled maintenance brought forward to the first quarter shut-down.

Copper production guidance for the full year is unchanged at 60,000t to 63,000t.

The average London Metal Exchange Cash price for copper was US$2.61/lb.

Quarterly Copper Production Statistics

Table 1

	Units	March Qtr 2007
Ore Mined	t	622,758
Grade	%	5.1
Strip Ratio	w/o	3.0
Ore Milled	t	283,607
Grade	%	5.4
Recovery	%	91.5
Production (Stripped)	t	13,827
Cathode Sold	t	13,831

Costs

Lower copper production due to the maintenance shutdown offset a reduction in mining costs as a result of a lower fuel price. Direct cash costs for 2007 are expected to be in the order of US65-70c/lb.

Quarterly Copper Costs

Table 2

All USc / lb*	March Qtr 2007
Direct Cash Costs	67
Market Premium	(4)
Royalties	10
Total Cash Costs	73
Depreciation & Amortisation	17
Rehabilitation	0
Total Production Costs	90

* Figures may not always add due to rounding

Sepon Copper Expansion

Engineering work on the expansion feasibility study continued during the quarter.

Further orders for the second autoclave circuit will be placed early in the second quarter with the project on schedule for practical completion in the fourth quarter of 2008.

Sepon Copper Exploration

Copper exploration continued with 7-10 drill rigs active on prospects to the east and west of the Sepon operations. Surface exploration also continued to identify a suite of supergene and oxide copper targets.

Resource evaluation drilling at Thengkham South has shown the geometry, grade and thickness of the ore envelopes to be broadly in line with those previously modelled. As with Thengkham North, the deposit contains high grade pods within a broader halo of lower grade mineralisation. Significant intervals reporting from the higher grade zones include 9.5m at 6.7% Cu, 8.2m at 5.8% Cu, 10.9m at 7.4% Cu and 23.4m at 3.0% Cu.

Further drilling is also planned to test a newly recognised zone of copper mineralisation to the west of the Thengkham South deposit where intersections to date include:

Table 3

Hole	From (m)	Interval (m)	Cu (%)
TSW028	45	3	1.48
TSW029	86	3	1.39
TSW036	18	23	0.94
TSW036	48	9	1.06
TSW037	12	5	2.40
TSW026	68	20	1.35

Cu: 'intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres'.

At the **Pha Bing** prospect, north of the Thengkham North deposit, ongoing drilling has confirmed the presence of a new zone of near-surface supergene copper mineralisation that will likely add to the overall Sepon copper Resource inventory. Better results received during the quarter include:

Table 4

Hole	From (m)	Interval (m)	Cu (%)
PHB018	11	8.7	1.09
PHB018	24	12	1.75
PHB018	42	11.8	1.50
PHB022	38	17	1.02
PHB027	62	10	1.85
PHB031	40.8	7.6	2.85
PHB029	79	10	1.05
PHB030	38	11	2.21
PHB030	57	9.4	1.97
PHB036	4	8	5.22
Inc	7	4	8.25
PHB028	18	7.3	7.98
PHB028	29	3.2	3.59
PHB028	35	21.8	1.85
PHB036	4	15	5.51

Cu: 'Intercepts are weighted averages calculated using a 0.5% copper cut-off grade; maximum internal waste is 2 metres'.

Mineralisation remains open in several directions. Follow up drilling has commenced to establish an initial Resource for this area.

Seven kilometres east of the Sepon mine, at the Nam Pa prospect, initial scout drill testing of a large soil copper geochemical target intersected primary sulphide mineralised skarns with minor copper and molybdenum similar to those recognised in the Thengkham system. Drilling is continuing to test this system.

Sepon - Gold

Mining and Production

Higher mined grades offset lower mined volumes and throughput and saw gold production of 33,647oz for the quarter.

Quarterly Gold Production Statistics
Table 5

	Units	March Qtr 2007
Ore mined	t	628,505
Grade	g/t	2.3
Strip ratio	w/o	1.3
Ore milled	t	490,300
Gold grade	g/t	2.3
Silver grade	g/t	11.3
Gold recovery	%	81.0%
Silver recovery	%	31.8%
Production		
Gold*	oz	33,647
Silver	oz	60,225
Gold Sold		27,470

* Production reported is gold poured.

Costs

Lower mining and processing costs and higher than planned gold production resulted in total cash costs below the expected US$450 to US$500/oz.

Quarterly Gold Costs

Table 6

All US$ / oz	March Qtr 2007
Operating (1)	349
Refining & Transport	2
By Product Credit (2)	(18)
Royalties	25
Total Cash Costs	359
Depreciation & Amortisation (3)	188
Rehabilitation (4)	5
Total Production Costs	551

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.
(2) Revenue from silver at spot price.
(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.
(4) Provision for final site reclamation in addition to ongoing rehabilitation.
* Figures may not always add due to rounding

Primary Gold Project

Primary gold resource modelling for the Discovery West, Nalou and Discovery East/Main deposits continued.

Preliminary mine planning commenced as part of the feasibility study due for completion later in 2007.

Also as part of the study, pilot plant results indicated an overall recovery of greater than 77% for the selected flotation/pressure oxidation process route.

Sepon Gold Exploration

Highly encouraging drill results have been received both near the Sepon operation and in the broader mineral district.

In the near mine area, drilling around the Nalou pit returned significant shallow gold intersections which suggest additional oxide resources in the area. Results included 16m at 3.6g/t Au and 10m at 4.5g/t.

Results received from recent drilling completed as part of the primary gold definitive feasibility study identified significant potential for additional primary gold Resources in the near mine area.

Between the Discovery and Luang deposits, high grade mineralisation was intersected at depth in several drill holes over 400 metres of strike.

Mineralisation remains open and delineation drilling is underway to assess potential. Better results included 7.7m at 12.9g/t Au, 36m at 5g/t Au, 8m at 5g/t Au, 30m at 4.3g/t Au and 6.6m at 7.2g/t Au.

Excellent results were also returned from drilling for primary gold between the Nalou and Namkok West deposits. Better results included 17m at 6.2g/t Au, 7.4m at 8.6g/t Au, 9.4m at 5.7g/t Au, 6.7m at 12.2g/t Au and 10m at 5.2g/t Au.

A drilling program to define and extend additional primary gold resources is continuing with three drilling rigs.

In the Thengkham area intensive drilling campaigns were in progress to define additional oxide gold resources. Drilling was completed at the Dankoy prospect and resource modelling commenced. At Houay Yeng resource delineation drilling is also well advanced. Better results from the Dankoy prospect include:

Table 7

Hole	From (m)	Interval (m)	Au (g/t)
PVT601	30	24	2.05
PVT602	45	7	2.50
PVT621	79	17	1.83
PVT606	23	31	2.98
PVT609	9	20	1.17
PVT640	19	6	2.44
PVT623	34	11	1.07
PVT630	0	11	1.22
PVT601	30	24	2.05

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals. 0.5g/t Au lower cut-off, max 2m internal waste".

Further mineralised drill intersections were returned from outside the defined Resource at Phavat North and indicate the potential for small resource additions. Further results are pending prior to a follow up program.

Initial scout drilling of a coherent zone of surface gold anomalism at the Songkham prospect approximately 3km west of the Sepon mine intersected promising zones of intense alteration in favourable geological positions. An interval of 14m at 2.2g/t Au from surface was received from the initial hole with further results pending.

Drilling at the Ban Mai prospect intersected zones of disseminated and massive sulphide (pyrite, chalcopyrite, and locally significant sphalerite-galena) mineralisation up to 10 m thick in several holes. Drilling is continuing and results are awaited to determine their significance.

Systematic surface exploration has progressed approximately ten additional prospects to drill status and aircore drilling is continuing across broad areas of thin surficial cover to determine prospectivity.

Golden Grove

Safety

There were no lost time injuries during the quarter bringing the twelve month rolling average LTIFR to 2.91 and the 12-month rolling TRIFR to 17.44.

Mining and Production

Mining continued strongly, with record underground material movement due to more efficient waste movement.

Tonnes milled were impacted by a scheduled 8 day shutdown, during which the mill distributed control system and coarse ore load out tunnel were successfully replaced and routine mill relines were undertaken.

Copper ore was predominantly treated during the period seeing higher copper and lower zinc production.

Rehabilitation work at the Scuddles underground mine, 3 kilometres from the Gossan Hill mine, was ongoing in preparation for recommencement of mining and production in the second quarter.

Feasibility studies on recovering the near surface oxide gold and copper Resources progressed and studies to assess the recently identified areas below the existing Gossan Hill and Scuddles ore bodies commenced.

Quarterly Golden Grove Production Statistics

Table 8

	Units	March Qtr 2007
Mined Zn Ore	t	227,318
Mined Cu Ore	t	166,000
Grade Zn	%	17.2
Grade Cu	%	4.6
Milled Zn Ore	t	154,611
Grade Zn	%	17.7
Recovery Zn	%	89.4
Milled Cu Ore	t	184,498
Grade Cu	%	4.5
Recovery Cu	%	88.9
Zn Concentrate	t	47,949
Zn Grade	%	51.1
Cu Concentrate	t	29,933
Cu Grade	%	24.4
HPM Concentrate	t	5,574
Cu Grade	%	8.1
Pb Grade	%	32.2
Au Grade	g/t	62.6
Ag Grade	g/t	1,830.1
Contained Metal in Concentrates*		
Zn	t	24,514
Cu	t	7,297
Au	oz	12,751
Ag	oz	511,167
Pb	t	1,796

* Where there are payable terms

Costs

Total cash costs at Golden Grove for the quarter benefited from the higher volumes of copper concentrates produced and the resulting high by-product credit. Lower planned zinc production in the quarter impacted the operating, royalty and non-cash costs on a unit cost basis.

Total cash costs for 2007 at this stage are still expected to be in the US45-50c/lb range.

Golden Grove Quarterly Costs

Table 9

All US c / lb*	March Qtr 2007
Operating	63
Realization	28
By Product Credits	-96
Royalties	10
Total Cash Costs	5
Depreciation & Amortisation	14
Rehabilitation	0
Total Production Costs	19

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

Golden Grove Exploration

Exploration beneath both the Xantho and Scuddles deposits has continued to produce high grade zinc and copper
ntersections. Results from Xantho included:

Table 10

Hole	From (m)	Interval (m)	Zn (%)	Cu (%)
RHDD083D4	1,747.0	24.0	24.9	0.02
RHDD085	1,676.4	2.60	12.6	0.2
	1,713.2	6.50	5.3	0.6
	1,719.7	44.50	0.3	4.8

At Scuddles, results included 8.2m at 18.7% Zn in hole SC098D2.

Diamond drilling is currently testing the northward extent of this mineralisation.

These intersections continue to support the potential for significant additions to mine life.

Marketing

The LME copper price averaged US$2.61/lb for the quarter, down 16% on the December quarter but 20% above the corresponding quarter of 2006. LME stocks fell slightly as demand noticeably strengthened during March following the Chinese New Year closures. The copper concentrates market is expected to remain particularly tight as demand is predicted to outstrip supply for the foreseeable future.

The LME zinc stocks increased by 20% to 106,575 tonnes during the quarter. The rise in stocks and the expectation that world supply and demand are moving toward balance after three years of deficit saw prices fall from the record levels of last year, finding support at current levels.

The majority of Oxiana's products are sold under long-term contracts to consumers within Asia.

Prominent Hill

The development of the Prominent Hill project continued to schedule and budget during the quarter for mining of first ore in early 2008 and production of first commercial concentrates in the third quarter of 2008.

Mine Development

Pre-strip mining of the Prominent Hill pit continued. At the end of the quarter, mining was at full capacity with approximately 85,000 m3 being mined per day and the pit mined to a depth of approximately 35 metres.

Process Plant and Infrastructure Development

Installation of the temporary construction water borefield was completed and the permanent reverse osmosis plant and a waste water treatment plant were installed. Drilling to define the permanent water borefield progressed to plan.

Plant earthworks commenced and engineering work focussed on detailed design of the process plant crushing, milling and flotation areas in readiness for the installation of concrete foundations in May.

A new on-site airstrip was completed and in use by the beginning of April. The construction village, with accommodation for 480 employees, was completed.

Detailed design for the power line progressed and orders were placed for electrical equipment with long delivery times.

Prominent Hill and Regional Exploration

Infill drilling continued to further evaluate the current Resource below the planned pit for potential underground mining. Results to date indicate continuity of highly mineralised copper-gold domains and outline some wide intervals of low grade gold mineralisation in the footwall of the Prominent Hill Shear Zone. Further drilling will determine its significance.

Significant results received during the Quarter included:

Table 11

Hole	From (m)	Interval (m)	Cu (%)	Au (g/t)
PH07D295	387	71.3	1.5	0.3
PH07D296	559.9	107.2	2.2	0.6
PH07D298	669	101	0.9	0.4
Including	731	26	1.2	0.7
PH07D298	836	19	-	1.8
PH07D298	877	30	-	2.6

'True mineralised widths are approximately 0.6 times down hole interval. Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer to Oxiana website.

Drilling programs also continued to evaluate and extend the Prominent Hill IOCG system below and to the west of the current known Resource. Further significant drill results confirm that the copper-gold mineralised Prominent Hill Shear Zone and gold-only mineralisation (see table of results below) continues to persist to depths of at least 400m below the current resource model.

Table 12

Hole	From (m)	Interval (m)	Cu (%)	Au (g/t)
PH06D278	1224	13	-	3.6
PH06D279	832	21.9	-	1.1
PH06D279	980	46	-	1.2
PH06D279	1080	53	-	1.9
PH06D279	1133	53	1.3	1.1
PH06D279	1333	26.2	1.4	0.7
PH06D279	1502	30	1.4	-
PH07D297	794	32	-	1.0
PH07D297	916	24	-	1.5
PH07D297	958	50	0.9	0.5
PH07D297	1018	93	1.6	0.4

'True mineralised widths are approximately 0.6 times down hole interval. Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer Oxiana to website.

Regional Exploration

Australia

Minotaur – Oxiana Generative Alliance

Under the Minotaur – Oxiana Generative Alliance, ground magnetics was completed to assist targeting at Bulgunnia, 40km north east of Tarcoola in South Australia.

Targeting work on the Thomson Fold Belt JV also commenced.

Queensland

Woolgar (Strategic Minerals Corp JV - Oxiana earning up to 70%)

At the Woolgar project, final results from the 2006 drill program at the Lost World prospect returned further encouraging intersections, including 4m at 2.9g/t Au and 9.2m at 1.1g/tAu. These form part of a steeply plunging coherent mineralised zone which remains open at depth.

Results of recently collected geophysical (IP) data have been merged with data from previous surveys and exploration programs to prioritise a series of strategically located deeper diamond holes that will investigate the depth potential of the vein field in the second quarter.

Warroo (Queensland Gold and Minerals JV - Oxiana earning up to 80%)

An RC drill program commenced testing the depth potential of near surface gold mineralisation and associated geophysical anomalies in the area of the old Warroo Mine and the recently recognised and undrilled Ti-Tree vein outcrop.

Laos

Under the AngloGold Ashanti JV regional reconnaissance sampling and mapping programs were undertaken in ten areas defined from previous targeting exercises in the Truongson and Luang Prabang Belts. Anomalous stream sediment results have been returned from 3 of these areas (up to a maximum point value of 1.77g/t Au). A further area returned anomalous rock chip values (up to 15.6g/t Au).

Ongoing exploration is following up positive results, as well as continuing to assess the other priority areas.

Thailand

Thai Goldfields Joint Venture (Oxiana earning 75%)

Drilling programs utilising diamond, RC and aircore rigs continued to test epithermal vein systems in the Chatree district. At the LD prospect, a number of significant intersections have confirmed the presence of higher grade shoots within larger, low grade stockwork zones. Mineralisation remains open to the north, south and at depth. Better results included:

Table 13

Hole	From (m)	Interval (m)	Grade (g/t Au)
DEK002	23.5	5.5	27.2
DEK003	50	8	2.7
DEK004	54.3	13.7	1.4
DEK007	36.1	8.9	10.2
LD037	21	9	8.4
DEK043	15	3	9.98
DEK030	168	12	4.27
DEK031	107.6	10.1	2.18

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

The initial drilling program at Wang Yai, 15km to the north-east of LD, intersected mineralised veins at the three prospects tested. The results are promising given the width of vein sets, multiple vein arrays and the high tenor of drill results in comparison to surface sample results in some areas. Better intervals included:

Table 14

Hole	From (m)	Interval (m)	Au (g/t)
PWY017	27	8	2.16
PWY017	54	6	1.93
PWY006	104	3	7.17

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals. 0.5g/t Au lower cut-off, max 2m internal waste".

A detailed review of all results in conjunction with geological interpretation has assisted planning for multi-stage follow-up programs in both the LD and Wang Yai areas.

Prospecting and surface geochemical sampling as a part of the Thai Goldfields JV generative program has identified a number of high priority areas for follow up in northern Thailand. Several areas of possible VHMS base metal mineralisation were also located.

China

Rexing JV (Oxiana earning up to 80%)

Drilling has recommenced at the Laoxuzhai project following completion of a geophysical (IP) program which highlighted a number of anomalies proximal to the prospective VHMS horizon identified in 2006. A thick interval of stringer-style pyrite ± chalcopyrite mineralisation was intersected in the first hole of the new program.

Rock chip sampling in a new area to the north of Laoxuzhai returned results up to 8.6g/t Au and 70g/t Ag from zones of outcropping pyrite–barite, close to a soil Au anomaly. Initial drill testing is planned as a part of the current program.

Henghao Memorandum of Understanding (MOU)

A MOU was signed with Henghao Group, China's third largest nickel miner, to evaluate several nickel projects. High priority areas have been identified and field work will commence shortly.

Several additional joint venture opportunities and exploration initiatives continued to be advanced to expand Oxiana's base and precious metal interests across China.

Cambodia

Shin Ha JV (Oxiana 80%)

Drilling at Okvau prospect targeted strike extensions to the high grade gold mineralisation reported previously and returned a best result of 2m at 9.3g/t Au. Structural interpretation integrated with recently completed geophysics is being used to better define the high grade shoots prior to further drilling.

Rock chip results from ongoing reconnaissance work to assess the potential of a number of satellite areas has identified gossanous quartz vein and skarn style mineralisation reporting up to 7.3ppm Au and 51ppm Ag. Further detailed sampling is planned.

Phnom Chi Memorandum of Intent

A Memorandum of Intent (MOI) was signed with a private Cambodian company covering the Phnom Chi gold project in north central Cambodia. The MOI provides for a joint venture with Oxiana holding a 90% interest in the Phnom

Chi project. Surface exploration has identified five main prospects with rock chip results up to 47.5 g/t Au. Drill targets are being finalised and the program is scheduled to begin in May.

Field assessment of other areas and projects of interest is ongoing.

Indonesia

Kalimantan Gold JV (Oxiana earning 66.67%)

A comprehensive compilation and review of multiple datasets for the Kalimantan Gold JV is continuing. Priority drill targets covering three key centres of porphyry-related alteration and mineralisation in the Beruang Kanan area have been identified and a helicopter supported drilling program utilising three diamond drill rigs will commence testing the first of these targets in April.

New Project Generation

New project generation activities continued across the Indochina-China region and in Australia. Several project reviews and joint venture offers were assessed and some of these opportunities are being further progressed with detailed technical review and field evaluation.

Acquisition of Agincourt Resources Limited

Oxiana announced a 'friendly' takeover-bid for Agincourt Resources Limited on 29 January 2007. The offer was declared unconditional on 22 March 2007 with more than 50% of acceptances received. The bid was extended on March 30 (with more than 90% of acceptances received) before moving to compulsory acquisition on 10 April and closing the bid on 13 April.

Work to integrate the Agincourt assets into the Oxiana Group commenced in March. Senior management visits were made to all sites and an Oxiana-Agincourt integration team established.

The Agincourt assets include the Martabe gold project in Northern Sumatra, Indonesia, the Wiluna gold mine in Western Australia and 57% of Western Australian Uranium exploration company Nova Energy Limited.

Martabe

The Martabe project is in the Bankable Feasibility stage. Oxiana anticipates completing the Bankable Feasibility Study in 2007. Work to date has already outlined 6 million ounces of gold and 60 million ounces of silver at Martabe. While studies remain to be assessed and progressed by Oxiana, work to date has indicated that the Martabe project has the potential to produce 250,000oz of gold and approximately 2 Moz of silver per annum, from a conventional CIL plant for at least 9 years. Senior management for the Martabe project is in place and work has commenced to finalise the study. Exploration at Martabe has also recommenced.

Wiluna

The Wiluna operation is an open pit and underground mine with gold extracted using the BIOX® process. Oxiana personnel have commenced work with the Wiluna team to assess the current operation. Oxiana's exploration division has also started work on identifying and assessing immediate exploration potential. The potential for laterite nickel mineralisation is being investigated with an inferred resource of 80.5Mt at 0.77% nickel outlined on the Wiluna exploration lease.

Mining and Production

Gold production was 24,935oz, with ore sourced from stockpiles, the East Pit and the Woodley and Calais stopes.

Exploration

Underground diamond drilling targeting the recently discovered Henry 5 zone extended mineralisation to the south on the 500m RL. Several high grade intersections were also returned on the Henry 5 footwall structure that has now been identified as an extension of the Calais Lens 50 footwall structure.

Current indications are the Footwall Lode may develop into another significant mineralised zone adjacent to the main Henry 5 structure.

Henry 5 Drilling Results.

Table 15

Hole	From (m)	Interval* (m)	Au (g/t)
CADH00570	431.0	7	13.5
CADH00570	403.0	11	8.1
CADH00515	338.0	9	7.8
WDH01083	355.0	6	6.1
CADH00492	146.9	3.1	9.8
WDH01111	551.0	3.5	8.3

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 1.5g/t Au lower cut-off, max 2m internal waste".

*True mineralised widths are approximately 0.6 times down hole interval.

Continuous mineralisation has been confirmed over 100m between Calais Lens 100 and Henry 5 connecting with Henry 5 above the 550m RL. Drilling also indicates strong continuity of the currently mined ore shoot on the 50 lens structure below the 600m RL.

Calais Lens 50 Drilling Results

Table 16

From (m)	Interval* (m)	Au (g/t)	From (m)
CADH00496	130.6	11.4	8.6
CADH00513	366.8	1.4	32.3
CADH00497	150	5.4	7.8
CADH00494	93.5	2.9	11.7
CADH00492	146	4	8.5
CADH00489	93	3.2	10.1
CADH00518	398	3	9.6
CADH00488	87.5	2.3	10.8

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 1.5g/t Au lower cut-off, max 2m internal waste".

*True mineralised widths are approximately 0.6 times down hole interval.

Calais Lens 100 Drilling Results.

Table 17

From (m)	Interval* (m)	Au (g/t)	From (m)
CADH00527	134	8.3	6.7
CADH00532	93	4	13.8
CADH00526	94	6	8.3
CADH00487	62.3	3.8	12.7
CADH00485	73	7.7	6.1
CADH00520	77.2	6.8	6.2
CADH00513	336.7	4.3	9.7
CADH00491	67	5	7.4
CADH00525	98.4	3.6	8.5
CADH00498	53	4	5.9
CADH00492	62	3	6.6

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 1.5g/t Au lower cut-off, max 2m internal waste".

*True mineralised widths are approximately 0.6 times down hole interval.

Closing out of the Agincourt hedge book

Upon assuming functional control of Agincourt, the outstanding 69,293oz gold forward sales contracts attributable to Wiluna, maturing between May and September 2007, were closed out. All future Wiluna production will be delivered at spot to retain full exposure to commodity prices.

Nova Energy Limited (57%)

Mr Peter Lester, Executive General Manager Corporate Development at Oxiana, has been appointed to the Nova Energy Limited Board. Nova's principal project is the Lake Way/Centipede uranium project in Western Australia which is currently under feasibility study.

Corporate

Annual General Meeting

The Annual General Meeting of Shareholders of Oxiana Limited will be held at the RACV Club, Level 17, 501 Bourke St, Melbourne, on Wednesday 2 May 2007 at 10.00am (AEST).

Financial Results

Oxiana's Full Year Financial Results were released to the market on 22 February 2007. Earnings before interest, tax, depreciation and amortisation for the full year were $810.4 million. The net profit after tax, interest, depreciation and other charges was $553.2 million.

The record earnings were a result of sound performance at Oxiana's operations and strong prices for the Company's main metals – copper, zinc and gold.

A dividend of 5 cents per share franked to 46% was declared bringing the total dividend for 2006 to 8 cents per share.

Share Registry

Link Market Services
Level 9, 333 Collins Street
MELBOURNE VIC 3000

Telephone:
Australia: 1300 55 44 74
International: +61 2 8280 7111
Facsimile: (02) 9287 0303
Email: registrars@linkmarketservices.com.au

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director and CEO
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director

Senior Management

Owen Hegarty	Managing Director and CEO
Peter Albert	EGM Asia
David Forsyth	Company Secretary
Russell Griffin	General Manager Marketing
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer

Issued Share Capital

At April 18, 2007

Ordinary shares 1,528,953,438
Unlisted options 23,700,000
US$105,000,000 of convertible bonds still outstanding, which represents 106,275,304 shares to be issued.

Share Price Activity for the March Quarter

High $3.21
Low $2.60
Last $3.09 (18 April 2007)
Average daily volume 18.794 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Worley

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

The information in this report that relates to Exploration Results for Wiluna are based on information compiled and reviewed by Paul Tan, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Tan is a full time employee of the Company. He is a Competent Person as defined by the JORC Code (2004). Mr Tan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	226,361 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.44
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Performance Rights Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2007 (131,895 shares) 17 April 2007 (94,466 shares)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,528,953,438	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 17/04/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

	NUMBER	CLASS
	1,800,000	Options expiring 23 December 2007
	500,000	Options expiring 28 August 2008
	1,000,000	Options expiring 27 February 2009
	2,000,000	Options expiring 7 April 2009
	1,000,000	Options expiring 17 December 2009
	1,000,000	Options expiring 28 January 2010
	4,600,000	Options expiring 1 March 2010
	2,000,000	Options expiring 20 April 2010
	1,000,000	Options expiring 13 October 2010
	1,000,000	Options expiring 27 January 2011
	2,000,000	Options expiring 21 April 2011
	1,000,000	Options expiring 24 April 2011
	1,000,000	Options expiring 19 June 2011
	1,000,000	Options expiring 21 August 2011
	1,000,000	Options expiring 3 October 2011
	1,800,000	Options expiring 1 March 2012
Total	**23,700,000**	

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.988 per share. This represents 106,275,304 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2007 MAY -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme	AGINCOURT RESOURCES LIMITED
ACN/ARSN	ACN 088 174 565

1. Details of substantial holder (1)

Name	OXIANA GROUP (See Annexure "A")
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	See Annexure "B"
The previous notice was given to the company on	13 April 2007
The previous notice was dated	13 April 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	205,140,528	95.07%	210,708,904	97.65%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure "B"	Oxiana Agincourt Holdings Pty Ltd	Acquisition of relevant interest in Agincourt shares pursuant to contracts arising as a result of acceptances of Oxiana Agincourt Holdings Pty Ltd takeover offers dated 27 February 2007 (Offers).	0.65 Oxiana Limited shares for each Agincourt share.	**See Annexure "B"**	**See Annexure "B"**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Oxiana Agincourt Holdings Pty Ltd	Agincourt shareholders who have accepted the offer.	Oxiana Agincourt Holdings Pty Ltd	Power to control the disposal of Agincourt shares pursuant to the takeover contracts referred to in [paragraph 3].	210,708,904	97.65%

Oxiana Limited	Oxiana Agincourt Holdings Pty Ltd	N/A	Relevant interest in shares held by wholly owned subsidiary.	210,708,904	97.65%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oxiana Agincourt Holdings Pty Ltd	Level 9, 31 Queen Street, Melbourne, Victoria 3000
Oxiana Limited	Level 9, 31 Queen Street, Melbourne, Victoria 3000

Signature

print name David J. Forsyth   capacity Company Secretary

sign here   date 16 / 4 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure "A" of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me on behalf of the Oxiana Group and dated 16 April 2007.

David J. Forsyth
Company Secretary - Oxiana Group

The Oxiana Group, as referred to in the From 604, is collectively:

- Oxiana Limited ABN 40 005 482 824; and
- Oxiana Agincourt Holdings Pty Ltd ACN 123 900 738.

This is Annexure "B" of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me on behalf of the Oxiana Group and dated 16 April 2007.

David J. Forsyth
Company Secretary - Oxiana Group

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offers:

Date of Change	Number of Ordinary Shares affected	Person's votes affected
13 April 2007	5,568,376	2.58%
TOTAL	**5,568,376**	**2.58%**

Oxiana
LIMITED

RECEIVED
2007 MAY -8 A 10:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 April 2007

The Manager
ASX Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Notice under ASX Listing Rule 3.3

Oxiana Agincourt Holdings Pty Ltd (**Oxiana Agincourt Holdings**) confirms that its offers (**Offer**) made under its takeover bid for all issued shares and options to acquire shares in Agincourt Resources Limited (**Agincourt**) closed at 7:00pm (Melbourne time) on 13 April 2007.

Oxiana Agincourt Holdings gives notice under ASX Listing Rule 3.3 that:

(a) at 7:00pm (Melbourne time) on 13 April 2007, Oxiana Agincourt Holdings and its associates had a relevant interest in approximately 97.65% of the ordinary shares of Agincourt; and

(b) as Oxiana Agincourt Holdings has acquired a relevant interest in more than 90% of the ordinary shares of Agincourt, compulsory acquisition of all outstanding shares in Agincourt will proceed (please refer to Oxiana Agincourt Holdings' announcement on 10 April 2007).

Yours faithfully,

David J. Forsyth
Company Secretary

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AGINCOURT RESOURCES LIMITED

ACN/ARSN: ACN 088 174 565

1. Details of substantial holder (1)

Name: OXIANA GROUP **(See Annexure "A")**
ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: **See Annexure "B"**
The previous notice was given to the company on: 2 April 2007
The previous notice was dated: 2 April 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	202,206,842	93.71%	205,140,528	95.07%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure "B"	Oxiana Agincourt Holdings Pty Ltd	Acquisition of relevant interest in Agincourt shares pursuant to contracts arising as a result of acceptances of Oxiana Agincourt Holdings Pty Ltd takeover offers dated 27 February 2007 (Offers).	0.65 Oxiana Limited shares for each Agincourt share.	**See Annexure "B"**	**See Annexure "B"**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Oxiana Agincourt Holdings Pty Ltd	Agincourt shareholders who have accepted the offer.	Oxiana Agincourt Holdings Pty Ltd	Power to control the disposal of Agincourt shares pursuant to the takeover contracts referred to in [paragraph 3].	205,140,528	95.07%

Oxiana Limited	Oxiana Agincourt Holdings Pty Ltd	N/A	Relevant interest in shares held by wholly owned subsidiary.	205,140,528	95.07%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oxiana Agincourt Holdings Pty Ltd	Level 9, 31 Queen Street, Melbourne, Victoria 3000
Oxiana Limited	Level 9, 31 Queen Street, Melbourne, Victoria 3000

Signature

print name David J. Forsyth   capacity Company Secretary

sign here [signature]   date 13 / 4 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure "A" of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me on behalf of the Oxiana Group and dated 13 April 2007.

David J. Forsyth
Company Secretary - Oxiana Group

The Oxiana Group, as referred to in the From 604, is collectively:

- Oxiana Limited ABN 40 005 482 824; and
- Oxiana Agincourt Holdings Pty Ltd ACN 123 900 738.

This is Annexure "B" of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me on behalf of the Oxiana Group and dated 13 April 2007.

David J. Forsyth
Company Secretary - Oxiana Group

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offers:

Date of Change	Number of Ordinary Shares affected	Person's votes affected
3 April 2007	146,367	0.07%
4 April 2007	99,952	0.05%
5 April 2007	462,250	0.21%
10 April 2007	106,525	0.05%
11 April 2007	632,439	0.29%
12 April 2007	269,968	0.13%
13 April 2007	1,216,185	0.56%
TOTAL	**2,933,686**	**1.36%**

MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601

2007 MAY -8 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MINOTAUR

11 April 2007

ASX release

Drilling Update

Minotaur Exploration Ltd (Minotaur) is pleased to advise the following:

Tunkillia Gold Project

EL 2854, Helix; Minotaur earning 51%.

Shallow drilling, to test the oxide potential of the deposit, was completed last month (81 slim-line RC holes for 4866 metres). Over 4000 samples were submitted for analysis. Results, expected later this month, will be incorporated in a scoping study.

Drilling commences at Bulgunnia

EL 3045, Dominion Mining, Resolute Resources, BHP Billiton; Minotaur and Oxiana earning 59.2%.

Minotaur's 2007 regional RC drilling program is about to commence at the #17 Bore Prospect in the Bulgunnia area on EL3045 (Bulgunnia). Late last year, alteration and mineralisation of 44 metres at 0.21% copper and 0.53% zinc were intersected from 16 metres down-hole in TA06R020. This drillhole was sited on the eastern margin of a magnetic body and this geophysical target will again be the focus for another two angled drillholes to depths of ~225 metres. Exploration at Bulgunnia is funded by Oxiana Ltd under the Minotaur–Oxiana alliance.

Drilling commences at Mentor

EL 3045, Dominion Mining, Resolute Resource, BHP Billiton; Minotaur/Oxiana earning 59.2%.

EL 3134, Minotaur/Oxiana 100%.

Following the #17 Bore program, drilling will test the A2 target which overlaps the boundary between tenements EL3045 (Bulgunnia) and EL3134 (Mentor). Two vertical holes (to depths of ~225 metres) will be drilled into a horseshoe-shaped, positive gravity anomaly. The anomaly surrounds the A1 Prospect, drilled by CRA Exploration in 1984, where drilling intersected brecciated, and variously magnetite and haematite altered, Gawler Range Volcanics immediately adjacent to the regionally significant Bulgunnia Fault. Exploration in the Bulgunnia–Mentor area is funded by Oxiana Ltd under the Minotaur–Oxiana alliance.


Bulgunnia / Mentor
Tunkillia
ADELAIDE

Location of Projects

For further information contact Derek Carter (Managing Director) or Tony Belperio (Chief Geologist) at Minotaur Exploration on 08 8366-6000

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Dr A. P. Belperio, who is a full-time employee of the Company and a Fellow of the Australasian Institute of Mining and Metallurgy. Dr A. P. Belperio has a minimum of 5 years experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Dr A. P. Belperio consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Oxiana LIMITED

open briefing

corporatefile.com.au

Oxiana Limited
Level 9, 31 Queen Street
Melbourne
Victoria 3000

Date of lodgement: 11-Apr-2007

Title: Open Briefing®. Oxiana Ltd. Way Forward With Agincourt

Record of interview:

corporatefile.com.au
Oxiana Limited recently moved to more than 90% ownership of Agincourt Resources Ltd (AGC) and said it intends to move to compulsory acquisition to go to 100%. The takeover process seems to have gone smoothly. Can you tell us why you think this is so and update us on the current status?

MD Owen Hegarty
It has pretty well gone according to plan. That's probably because the Agincourt shareholders see good value in becoming Oxiana shareholders and the dividend payment of 5 cents per share was a sweetener. The takeover offer has also had the support of Agincourt's Board and major shareholders from the beginning. Finally, there's no substitute for hard work and I think the Oxiana and AGC teams should be commended for their diligence in getting the desired result in the desired timeframe.

The current status is we are above 90% and we will move to compulsory acquisition. We've mailed the Compulsory Acquisition Forms and expect to conclude the acquisition in the next few weeks. Most Agincourt shareholders have now got their Oxiana shares and will be putting them in the safe!

We've put in motion the integration of the Agincourt assets and people. I've visited nearly all AGC sites and have spoken to the people there about the integration process.

corporatefile.com.au
Can you tell us the major reasons why Oxiana has made this takeover? What do you see as the main risks involved?

MD Owen Hegarty

The key asset is the Martabe Gold and Silver Project in North Sumatra, Indonesia. It has a resource base of six million ounces of gold and 60 million ounces of silver and we believe there is upside around the existing resource and across the tenements. North Sumatra is a mining friendly province, the project has a Sixth Generation Contract of Work, it's near the coast, is close to the trans-national highway and the Bankable Feasibility Study is due for completion this year. So it's close to being a 'development-ready' project, it looks to be a relatively straight forward development and adds significantly to Oxiana's gold and silver resource base. It will add around 250,000 ounces per annum to our gold production and over two million ounces a year of silver production which are significant numbers, especially at today's gold and silver prices.

A successful development at Martabe will build our profile and credibility in Indonesia and that will give us excellent strategic leverage into one of the world's most highly mineral endowed and prospective countries. We can see ourselves making other investments in Indonesia.

In Australia, the Wiluna Gold Mine also adds to our gold resource and production base. It has good technology and infrastructure and good exploration upside, not only for gold, but for nickel. We'll be reviewing that operation and exploration potential very closely in the next few months. Importantly, we've acquired some very good people and this adds substantially to our technical and operating capabilities at a time of skills shortages across the industry.

The third Agincourt asset acquired is the 57% stake in the ASX-listed uranium explorer and developer Nova Energy. Its Lake Way/Centipede uranium deposit is said to be one of Australia's best potential uranium projects. It is near surface, has good metallurgical characteristics and is adjacent to the existing Wiluna operating infrastructure. We like the outlook for uranium and see Nova as a significant addition to the Oxiana portfolio.

You asked about risk, as you know, nothing in the mining business is risk free, but we don't see the AGC assets as high risk. One risk was that a third party would come in and contest our takeover offer. That risk has gone as we're now moving to 100% ownership of AGC through compulsory acquisition. Martabe won't be without development risk, but we think that the technical and social work has been done well to date and we will build on that, after all, we have successfully built mines in this part of the world before. So we will be utilising those same skills with Martabe.

corporatefile.com.au

What are your plans to grow the AGC assets – including exploration?

MD Owen Hegarty

We'll complete the Martabe BFS as soon as we can, carrying on the good work of Agincourt. Subject to that we will move into constructing this very important addition to our growth pipeline. We will also be much more active in exploration at Martabe. There's oodles of upside so we're already moving the rigs in looking to expand the current resource and to test the multiple gold and silver targets - and one or two of the base metal targets as well.

At the right time we will look at new projects in Indonesia. As we establish critical mass and our credentials, other companies will start to come to us with proposals. We already have an exploration project in Central Kalimantan with our partner Kalimantan Gold Corporation and we're about to start drill testing a number of copper/gold porphyry style targets. Watch this space for those results as we believe there are some red hot targets in Central Kalimantan.

At Wiluna, we believe the existing ore body has good exploration potential. For example, the high grade intersections recently at Henry V. Also on the surrounding and nearby tenements there is excellent potential. The block not only contains gold, but has a nickel resource of 80-100 million tonnes at 0.8% nickel. We will be looking very hard at that ground and hope to find more gold and potentially to extend that nickel resource. As you know, nickel has nearly become a precious metal with prices now way above previous cycle highs.

Advancing the Nova Energy uranium development is dependent on the current feasibility study and a change of policy regarding uranium mining in Western Australia. It has the potential to add significant value particularly at current uranium prices and we'll be working hard to get the Lake Way/Centipede uranium deposit into production.

corporatefile.com.au
Oxiana seems to have plenty going on with the Sepon expansions, Prominent Hill, Golden Grove extensions, an aggressive exploration programme and now the AGC assets to include in the development profile. Is this enough for the moment or are you going to continue to look at acquisitions?

MD Owen Hegarty
You're right, we do have a powerful pipeline of value-adding projects in motion, but as you know we're a growth-oriented company and we want to continue to grow through adding additional quality unhedged resources and production to our portfolio. But, we will also continue to look at acquisition and merger opportunities from bolt-on opportunities such as AGC to much larger, company-reshaping opportunities. However, all of these will need to be value-adding for our shareholders.

We have a very positive attitude, an excellent team and assets and a strong market outlook and it's our responsibility to capitalise on all of this.

corporatefile.com.au
Thank you Owen.

For more information on Oxiana visit www.oxiana.com.au or contact Owen Hegarty or Richard Hedstrom (Investor Relations) or Natalie Worley (Media) on (+61 3) 8623 2200.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

DISCLAIMER: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing®. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

RECEIVED
2007 MAY -9 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	800,000 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	300,000 at $0.71 and 500,000 at $0.86
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,528,727,077	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10/04/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

	NUMBER	CLASS
	1,800,000	Options expiring 23 December 2007
	500,000	Options expiring 28 August 2008
	1,000,000	Options expiring 27 February 2009
	2,000,000	Options expiring 7 April 2009
	1,000,000	Options expiring 17 December 2009
	1,000,000	Options expiring 28 January 2010
	4,600,000	Options expiring 1 March 2010
	2,000,000	Options expiring 20 April 2010
	1,000,000	Options expiring 13 October 2010
	1,000,000	Options expiring 27 January 2011
	2,000,000	Options expiring 21 April 2011
	1,000,000	Options expiring 24 April 2011
	1,000,000	Options expiring 19 June 2011
	1,000,000	Options expiring 21 August 2011
	1,000,000	Options expiring 3 October 2011
	1,800,000	Options expiring 1 March 2012
Total	**23,700,000**	

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.988 per share. This represents 106,275,304 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Oxiana
LIMITED

RECEIVED

2007 MAY -2 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 April 2007

The Manager
ASX Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Takeover Offer ("Offer") by Oxiana Agincourt Holdings Pty Ltd ("Oxiana Agincourt Holdings") for shares and options to acquire shares in Agincourt Resources Limited ("Agincourt") - Compulsory Acquisition

In accordance with section 661B(1)(d) of the *Corporations Act 2001* (Cth), we enclose a copy of a pro-forma ASIC Form 6021 (Notice of compulsory acquisition following takeover bid) dated 10 April 2007 ("**Notice**") lodged with ASIC today, together with a covering letter to be sent to those Agincourt shareholders who have not validly accepted Oxiana Agincourt Holdings' Offer.

The Offer will close at 7:00pm (Melbourne time) on 13 April 2007.

Yours faithfully,

David J. Forsyth
Company Secretary

ASIC registered agent number	2506
lodging party or agent name	Clayton Utz
office, level, building name or PO Box no.	Level 18
street number & name	333 Collins Street
suburb/city	Melbourne state/territory Victoria postcode 3000
telephone	(03) 9286 6000
facsimile	(03) 9629 8488
DX number	30451 suburb/city 333 Collins Street, Melbourne

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **6021**

Notice of

compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To *[INSERT NAME AND ADDRESS OF SHAREHOLDER]* (1)

Securities of AGINCOURT RESOURCES LIMITED (ABN 38 088 174 565) (2) ("the Company")

1. Under an Off Market Bid offers were made by OXIANA AGINCOURT HOLDINGS PTY LTD (3) in respect of the acquisition of ordinary shares (4) in the Company. The offers are scheduled to close on 13 April 2007 at 7:00pm (Melbourne Time) (5).
2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.
3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.
4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.
5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.
6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.
7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name Owen Hegarty capacity Director

sign here Owen L Hegarty date 10 / 04 / 2007

Oxiana
LIMITED

10 April 2007

Dear Agincourt shareholder,

NOTICE OF COMPULSORY ACQUISITION

We refer to the offer by Oxiana Agincourt Holdings Pty Ltd (**Oxiana Agincourt Holdings**) dated 27 February 2007 to acquire your Agincourt shares (**Offer**) on the terms set out in the bidder's statement dated 26 February 2007. The Offer period ends at 7.00pm (AEST) on 13 April 2007.

As at 5.00pm (AEST) on 4 April 2007, Oxiana Agincourt Holdings and its associates had a relevant interest in 94.04% of the fully paid ordinary shares in Agincourt. Pursuant to section 661A of the Corporations Act 2001, Oxiana Agincourt Holdings is now entitled to compulsorily acquire the remaining shares for which it has validly received acceptances under the Offer.

Our records indicate that you have not validly accepted Oxiana Agincourt Holdings' Offer as at the date of this letter. Accordingly, we enclose a Notice of Compulsory Acquisition Following Takeover Bid for Shares to compulsorily acquire your shares in Agincourt (**Notice**).

As well as providing formal notice of Oxiana Agincourt Holding's intention to compulsorily acquire your shares, the Notice sets out certain rights available to shareholders under the Corporations Act 2001 in response to the Notice and a requirement that shares be acquired by Oxiana Agincourt Holdings on the terms that apply under the Offer immediately before the Notice was given. You do not need to sign or return this form.

If you have accepted the Offer or have disposed of your shares before receiving this letter, no further action is required by you.

If you have any queries regarding the above, please call the Shareholder Information Line on 1800 757 455 (within Australia) or +61 2 8280 7490 (outside Australia).

Yours faithfully

Owen L Hegarty

Owen L Hegarty
Director
Oxiana Agincourt Holdings Pty Ltd

Oxiana LIMITED

10 April 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

OXIANA AGINCOURT HOLDINGS TO PROCEED WITH COMPULSORY ACQUISITION

Oxiana Agincourt Holdings Pty Ltd (**Oxiana Agincourt Holdings**) announces that at 5.00pm (Melbourne time) on 5 April 2007 it had a relevant interest in 203,021,936 Agincourt Resources Limited (**Agincourt**) ordinary shares and options to acquire shares representing 94.09% of Agincourt's issued shares.

Oxiana Agincourt Holdings will therefore close the offer at 7:00pm (Melbourne time) on 13 April 2007.

Oxiana Agincourt Holdings will now proceed to compulsorily acquire all of the outstanding shares in Agincourt under section 661B of the *Corporations Act 2001*.

Further Information

If Agincourt shareholders have any questions in relation to Oxiana Agincourt Holdings' offer or accepting it, they should call the Shareholder Information Line on 1800 757 455 (within Australia) or +61 2 8280 7490 (outside Australia).

Yours faithfully,

Owen L Hegarty

Owen L. Hegarty
Managing Director & CEO
Oxiana Agincourt Holdings Pty Ltd

END